I, **Thomas Richard DeMorro, Jr**, the **Principal Executive Officer** of **Video Scout LLC**, hereby certify that the financial statements of **Video Scout LLC** and notes thereto for the period ending **December 2018** included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2018 the amounts reported on our tax returns were total income of **$ 0 – prerevenue**;

taxable income of **$ 0 – pre-revenue** and total tax of **$ 0 – pre-revenue.**

Video Scout LLC is a pre-revenue company for federal tax return year for 2018
.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 4/8/19 (Date of Execution).

Thomas R. DeMorro (Signature)

Principal Executive Officer (Title)

4/8/19 (Date)

VIDEO SCOUT LLC
FINANCIAL STATEMENTS
(UNAUDITED)
AS OF AND FOR THE YEAR ENDED
December 31, 2018

Video Scout LLC
Balance Sheet
Statement of Financial Position As of December 31, 2018
(unaudited)

ASSETS	
Cash	$1,088
Fixed Assets	
ISM System	125,000
Boom Hitter	25,000
Training Program/Library	50,000
Accounts Receivable	3,600
TOTAL ASSETS	$204,688
LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Total Liabilities	525
Members' Equity	**204,163**

TOTAL LIABILITY and MEMBERS' EQUITY	**$201,000**

Video Scout LLC
Balance Sheet
Statement of Financial Position As of December 31, 2017
(unaudited)

ASSETS	
Cash	$1,000
Fixed Assets	
ISM System	125,000
Boom Hitter	25,000
Training Program/Library	50,000
TOTAL ASSETS	$201,000
LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Total Liabilities	525
Members' Equity	**200,475**
TOTAL LIABILITY and MEMBERS' EQUITY	**$201,000**

VIDEO SCOUT LLC
STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017

Video Scout LLC
Income Statement
January 1, 2018 to December 31, 2018
(unaudited)

Sales	
Total Revenue	$30,586
Less Expenses	
Meals & Entertainment	12,827
Rent & Lease	3,081
Contractors	2,446
Insurance	2,214
Uncategorized Expense	1,544
Bank Charges & Fees	1,397
Travel	1,360
Advertising & Marketing	1,322
Cell Phone	810
Car & Truck	747
Other Business Expenses	585
Repairs & Maintenance	534
Office Supplies & Software	523
Charitable Contributions	329
Legal & Professional Services	273
Employee Benefits	197
Merchant Services Discounts	126
Utilities	101
Shipping	76
QuickBooks Payments Fees	35
Total Expenses	30,450

Tax Considerations	
Profit Before Income Tax	88
Income Tax	0
PROFIT AFTER TAXES (LOSS)	$88
.	
Accrual Basis Friday, March 8, 2019 07:40 AM GMT-8 1/1	

Video Scout LLC
Income Statement
January 1, 2017 to December 31, 2017
(unaudited)

Sales

Total Revenue	$47,001
Less Expenses:	
Car and Truck	16,440
Office	6,581
Meals and Entertainment	6,527
Legal & Professional Services	3,530
Utilities	2,916
Supplies	2,652
Advertising	1,368
Other	1,183
Travel	1,006
Total Expenses	42,203
Tax Considerations	
Profit Before Income Tax	4,798
Income Tax	678
PROFIT AFTER TAXES (LOSS)	$4,120

VIDEO SCOUT LLC
Statement of Cash Flow
Period Ending: December 2018
(unaudited)

Cash flows from operating activities:	
Net income (loss)	$88
Adjustments to reconcile net income (loss) to	
net cash from operating activities:	
Net cash from operating activities	**$ -0-**
Cash flows from investing activities:	
Net cash from investing activities	**$ -0-**
Cash flows from financing activities:	
Net cash used in financing activities	**$ -0-**
Net increase (decrease) in cash & cash equivalents	**$**
Cash & cash equivalents, start of period	$ 4,120
Cash & cash equivalents, end of period	**$ 4,208**

VIDEO SCOUT LLC
Statement of Cash Flow
Period Ending: December 2017
(unaudited)

Cash flows from operating activities:	
Net income (loss)	$4,120
Adjustments to reconcile net income (loss) to	
net cash from operating activities:	
Net cash from operating activities	**$ -0-**
Cash flows from investing activities:	
Net cash from investing activities	**$ -0-**
Cash flows from financing activities:	
Net cash used in financing activities	**$ -0-**
Net increase (decrease) in cash & cash equivalents	**$ -0-**
Cash & cash equivalents, start of period	$ -0-
Cash & cash equivalents, end of period	**$ 4,120**

NOTE 1 – NATURE OF OPERATIONS
Video Scout LLC was formed on October 7, 2013 ("Inception") in the State of Connecticut. The financial statements of Video Scout LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Rocky Hill, Connecticut. Video Scout LLC is an Evaluation and Recruiting Service Company built to serve High School Student-Athletes and the College Scouts who evaluate and recruit them.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable
inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:
Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.
The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015. The respective carrying value of certain on balance sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the sale of products and services through its digital social platform specifically when (a) the service has been performed; (b) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES
We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers
● Short-term and long-term contractual obligations with the suppliers for future purchases
● Capital expenditure commitment contracted but not yet incurred
● Non-cancelable operating leases,
● long term leases (>1 year) of property, land, facilities or equipment,
● Unused letters of credit or obligations to reduce debt]

NOTE 4 – MEMBERS' EQUITY
CAPITAL CONTRIBUTIONS, ADDITIONAL MEMBERS, CAPITAL ACCOUNTS AND LIMITED LIABILITY

Initial Capital Contributions. The names of all Members and each of their respective addresses, initial Capital Contributions, and Ownership Interests must be set forth on Exhibit A. Each Member has made or agrees to make the initial Capital Contribution set forth next to such Member's name on

Exhibit A to become a Member of the Company.

Subsequent Capital Contributions. Members are not obligated to make additional Capital Contributions unless unanimously agreed by all the Members. If subsequent Capital Contributions are unanimously agreed by all the Members in a consent in writing, the Members may make such additional Capital Contributions on a pro rata basis in accordance with each Member's respective Percentage Interest or as otherwise unanimously agreed by the Members.

Additional Members.
A. With the exception of a transfer of interest (1) governed by Article 7 of the Operating Agreement Agreement or (2) otherwise expressly authorized by this Agreement, additional Persons may become Members of the Company and be issued additional Ownership Interests only if approved by and on terms determined by a unanimous written agreement signed by all of the existing Members.

B. Before a Person may be admitted as a Member of the Company, that Person must sign and deliver to the Company the documents and instruments, in the form and containing the information required by the Company, that the Members deem necessary or desirable. Membership Interests of new Members will be allocated according to the terms of this Agreement.

2.4 **Capital Accounts**. Individual Capital Accounts must be maintained for each Member, unless (a) there is only one Member of the Company and (b) the Company is exempt according to applicable tax laws. Capital Accounts must be maintained in accordance with all applicable tax laws.

2.5 **Interest**. No interest will be paid by the Company or otherwise on Capital Contributions or on the balance of a Member's Capital Account.

2.6 **Limited Liability; No Authority**. A Member will not be bound by, or be personally liable for, the expenses, liabilities, debts, contracts, or obligations of the Company, except as otherwise provided in this Agreement or as required by the Michigan Limited Liability Company Act. Unless expressly provided in this Agreement, no Member, acting alone, has any authority to undertake or assume any obligation, debt, or responsibility, or otherwise act on behalf of, the Company or any other Member.

MEMBERS

The Members of the Company and their respective addresses, Capital Contributions, and Ownership Interests are set forth below.

Members
Percentage
Interest
Thomas Richard DeMorro, Jr 100%
Address:
12 Dudley Towne Road
Killingworth, CT 06419

NOTE 5 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after June 1_{st}, 2018 through [DATE NOTES ARE BEING PREPARED]. There have been no other events or transactions during this time that would have a material effect on the balance sheet.